Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC + AT&T

A Premier Provider for a New Era of Communications

Agenda

Strategic Overview

Edward E. Whitacre Jr.

Chairman and Chief Executive Officer SBC Communications

David W. Dorman

Chairman and Chief Executive Officer AT&T

Operational Plans

Randall Stephenson

Chief Operating Officer SBC Communications

Financial Summary

Rick Lindner

Senior Executive Vice President and Chief Financial Officer SBC Communications

Q and A

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this [presentation/press release] contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This [presentation] may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

Note

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available. In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Edward E. Whitacre Jr.

Chairman and Chief Executive Officer SBC Communications

World-Class Assets, Substantial Synergies

Best-in-class, complementary networks and product sets A commitment to innovate in advanced data and IP-based services Financial strength and flexibility

Substantial synergies driven by clear, achievable cost opportunities. Net synergies exceed the value of the stock issued.

Transaction expected to be cash flow positive in 2007, earnings positive in 2008

Strategy

To create a premier, global provider with the capabilities to succeed in a new era of communications Accelerate expansion in growing enterprise space

Help customers transition to new technologies, migrate advanced solutions and products from high-end to mass market Realize significant operating efficiencies available from scale and next-generation technologies

World- class networks

Best-in- class product portfolio

Financial strength

Strategic Profile

Combined company will have significantly greater capabilities than either company has, or could develop, on their own.

Outstanding network reach – wireline and wireless Superior product and service offerings Strong brands and customer relationships Diversified revenue and customer base

World-class sales, marketing and technical support capabilities Extensive global service platforms Deep technology know-how Experienced, proven management team

A Great Opportunity

Tremendous assets

Networks

Customer relationships Technological expertise Brand

Substantial operating efficiencies Clear path to delivering synergies

David W. Dorman

Chairman and Chief Executive Officer AT&T

The Communications Industry Is Moving Through Major Transitions

Stand-alone products and bundles

Service integration, unified communications

Circuit switched and private line

Packet data, IP, VoIP

Legacy transport networks

Unified networks, IP core

Multiple, labor-intensive support systems

Unified, automated systems

Transforming AT&T

Strengthened position in the business market

Serves millions of businesses, virtually all of the

Fortune 1,000

Nearly 75% of total AT&T revenues now originate from the business market

An unmatched portfolio of global products and services with an end-to-end solution set

Built one of world’s largest IP backbones

Reduced costs while enhancing service

Combination with SBC Moves Both Companies to a New Level

Combines AT&T’s industry-leading global and national platforms with SBC’s strong local and wireless networks

Creates value for stockholders of both companies

Significant synergies

A more robust provider built to excel as the industry migrates to a new era

Randall Stephenson

Chief Operating Officer SBC Communications Inc.

Critical Assets

One of the world’s largest IP backbones, with global reach and a meshed architecture Network with MPLS on edge and core to provide Quality of Service Network density outside of SBC’s traditional regions Complex ordering system on a single platform for all products Billing system aggregator to produce a single customer bill Robust Web portal for customer self service on all IP products AT&T Labs – powerful resource Advanced complex voice and IP product sets including feature-rich unified communications, business and consumer VoIP, IP-VPN

Complementary Networks

Advanced nationwide network

77,000 route miles 750 points of presence local facilities in 91 cities

Unmatched global reach

Network assets in 50 countries and 850 cities around the globe 26 advanced data centers

Dense local access network

52 million access lines 5.1 million DSL lines

Broadband to 77% of customer locations

Cingular Wireless

290 million licensed POPs 49 million subscribers

Network transformation under way, moving to IP-based UMTS with HSDPA 3G technology

Synergies

Headquarters Network Operations IT Support Business Markets Procurement

More than $15 billion net present value of identified synergies

Approximately $2 billion annual net synergy run rate by 2008, growing to exceed $3 billion by 2011

More than 85% of synergies come from cost reductions In the enterprise space alone, redundant sales, network and customer care costs total $1.6 billion annually

Organizational Integration

AT&T headquarters staff merged into SBC organizations AT&T’s network operations organization will become the backbone for all of SBC’s IP-based and long distance services.

Enterprise, government, large commercial and multinational accounts organizations combined IT organizations combined Procurement organizations combined

Business Markets Synergies

Consolidate business marketing and operations groups Consolidate enterprise sales and support Consolidate government sales units Consolidate wholesale operations into single organization

Network Synergies

Long distance savings from moving traffic and services to AT&T networks Merge SBC and AT&T long distance operations Optimize all transport facilities in and out of region Shift SBC dial-up internet traffic to AT&T

Consolidate SBC IP networks into AT&T backbone network

Network Synergies

Combine and optimize network centers Optimize all local switches in SBC regions Combine all field forces into a highly efficient operation with centralized dispatch centers Consolidate network planning and engineering functions

IT Synergies

Consolidate data centers, desktop support Migrate to single set of business support systems, rationalizing SBC initiatives in this area Rationalize billing platforms Leverage purchasing volumes with vendors

Revenue Synergies

Industry Projections

IP-VPN(1) 20%

Ethernet(1) 19%

Hosting(2) 10%

Network Management(1) 12%

VoIP(3) 54%

(1) Bain Consulting 2003-2012 CAGR (2) IDC 2003-2007 CAGR

(3) ATLANTIC ACM 2003-2009 CAGR

Incremental revenue growth above stand-alone revenues, driven by expansion of IP product set into all business segments Expect revenue growth for combined company in 2008

Opportunities

Significant synergies, clearly identified and achievable

Critical assets and capabilities to accelerate progress and avoid development costs Complementary networks that provide foundation for integrated services

National/global, IP backbone Local access Broadband access

Nationwide IP-based UMTS/HSDPA wireless network

After integration, the combined company will have unmatched network scope, network density and cost structure, with a rich set of services on the edge.

Rick Lindner

Senior Executive Vice President and Chief Financial Officer SBC Communications Inc.

SBC/AT&T –

Transaction Summary

Equity Acquisition $15 billion

$1 billion

$6 billion

0.77942 shares of SBC for each share of AT&T ($18.41 based on 1/28/05 closing price) Special dividend $1.30 per share Net debt1 $22 billion Total value

1As of 12/31/04

Approvals required from DOJ, FCC, state PUCs, and various foreign and local authorities Transaction expected to close in the first half of 2006

Financial Impacts of the Transaction

Free cash flow positive in 2007

EPS positive in 2008

More than $15 billon NPV of expected net synergies

Exceeds value of stock to be issued in transaction Annual net synergy run rate of approximately $2 billion by 2008, growing to exceed $3 billion by 2011

No impact on credit metrics Purchase accounting

Substantial Synergy Opportunities

Merge operations Optimize facilities Scale

Network and IT

Marketing Sales Support Operations

Business Operations

Corporate staff

Overhead

Network and IT Operating Synergy Opportunities

(dollars in billions) 2H06 2007 2008 2009

Expected Expense Synergies $0.1—$0.2 $0.5—$0.6 $0.9—$1.0 $1.0—$1.1

Expected Integration Costs ($0.8)—($0.7) ($0.6)—($0.5) ($0.3)—($0.2) ($0.1)—$0.0

Expected Net Expense Synergies ($0.7)—($0.5) ($0.1)—$0.1 $0.6—$0.8 $0.9—$1.1

Expected Network and IT

Operating Synergies

(dollars in billions) $0.1—$0.2

2H06 $0.5—$0.6

2007 $0.9—$1.0

2008 $1.0—$1.1

2009

Sources of Operating Synergies

Merge LD network and operations Optimization of transport, out of region facilities and network operations Procurement IT/Systems

Consolidate IP traffic

Business Operating Synergy Opportunities

(dollars in billions) 2H06 2007 2008 2009

Expected Expense Synergies $0.0—$0.1 $0.3—$0.4 $0.5—$0.6 $0.6—$0.7

Expected Integration Costs ($0.2) – ($0.1) ($0.3) – ($0.2) ($0.2) – ($0.1) $0.0

Expected Net Expense

( $0.2)—$0.0 $0.0—$0.2 $0.3—$0.5 $0.6—$0.7

Synergies

Expected Business Operating Synergies

(dollars in billions)

2H06 $0.0—$0.1

2007 $0.3—$0.4

2008 $0.5—$0.6

2009 $0.6—$0.7

Sources of Operating Synergies

Marketing Operations Sales & Support

Corporate Operating Synergy Opportunities

(dollars in billions) 2H06 2007 2008 2009

Expected Expense Synergies $0.0—$0.1 $0.2—$0.3 $0.4—$0.5 $0.4—$0.5

Expected Integration Costs ($0.9)—$(0.8) ($0.2) – ($0.1) ($0.1)—$0.0 $0.0

Expected Net Expense Synergies ($0.9)—$(0.7) $0.0—$0.2 $0.3—$0.5 $0.4—$0.5

Expected Corporate Operating Synergies

(dollars in billions)

2H06 $0.0—$0.1

2007 $0.2—$0.3

2008 $0.4—$0.5

2009 $0.4—$0.5

Sources of Operating Synergies

Executive Legal

Human Resources Public Relations Finance

Capital Expenditure Synergy Opportunities

(dollars in billions) 2H06 2007 2008 2009

Expected Capital Synergies $0.1—$0.2 $0.1—$0.2 $0.2—$0.3 $0.2—$0.3

Expected Integration Capital ($0.1)—$0.0 ($0.1)—$0.0 $0.0 $0.0

Expected Net Capital Synergies $0.0—$0.2 $0.0—$0.2 $0.2—$0.3 $0.2—$0.3

Expected Capital Synergies

(dollars in billions)

2H06 $0.1—$0.2 $0.1—$0.2

2007 $0.2—$0.3

2008 $0.2—$0.3

2009

Sources of Capital Synergies

Procurement

Transport facilities – nationwide and SBC in-region IT data centers, support & systems

Revenue Synergy Opportunities

(dollars in billions) 2H06 2007 2008 2009

Expected Revenue Synergies(EBITDA Impact) $0.0 $0.0—$0.1 $0.1—$0.2 $0.2—$0.3

Expected EBITDA from Revenue Synergies

(dollars in billions)

2H06 $0.0

2007 $0.0—$0.1

2008 $0.1—$0.2

2009 $0.2—$0.3

Sources of Revenue Synergies

Expansion of in-region medium and small business segments

Purchase and Other Accounting Impacts

(dollars in billions) 2H06 2007 2008 2009

Expected Accounting Impacts1 ($0.3)—($0.2) ($0.5)—($0.4) ($0.5)—($0.4) ($0.2)—($0.1)

1 Subject to final determination at closing with final valuation.

Expected Accounting Impacts

(dollars in billions)

($ 0.3)—($-0.2)

($ 0.5) -($0.4)

($ 0.5) -($0.4)

($ 0.2)—($0.1)

2H06

2007

2008

2009

Sources of Accounting Impacts

Amortization of intangibles Debt premium One-time impairments

SBC New Era. New Company. AT&T

Summary of Financial Impacts

(dollars in billions, pretax)	2H06	2007	2008	2009
Synergies				
Revenue synergies (EBITDA Impact)	$0.0	$0.0 - $0.1	$0.1 - $0.2	$0.2 - $0.3
Expense synergies	$0.1 - $0.4	$1.0 - $1.3	$1.8 - $2.1	$2.0 - $2.3
Capex synergies	$0.1 - $0.2	$0.1 - $0.2	$0.2 - $0.3	$0.2 - $0.3
Total synergies	$0.2 - $0.6	$1.1 - $1.6	$2.1 - $2.6	$2.4 - $2.9
One-time costs				
Integration costs – Expense	($1.9) - ($1.6)	($1.1) - ($0.8)	($0.6) - ($0.3)	($0.1) - $0.0
Integration costs – Capital	($0.1) - $0.0	($0.1) - $0.0	$0.0	$0.0
Integration costs – Total	($2.0) - ($1.6)	($1.2) - ($0.8)	($0.6) - ($0.3)	($0.1) - $0.0
Purchase accounting impacts[1]				
Noncash impacts	($0.3) - ($0.2)	($0.5) - ($0.4)	($0.5) - ($0.4)	($0.2) - ($0.1)

[1] Subject to final determination at closing with final valuation.

35

Expected SBC EPS Impacts

(earnings per share) 2H06 2007 2008 2009

Operating income, synergies $0.00 – $0.07 – $0.23 – $0.28 –

and stock financing $0.02 $0.09 $0.26 $0.31

Integration costs $(0.28) – $(0.16) – $(0.09) – $(0.03) –

$(0.25) $(0.13) $(0.06) $(0.01)

Impacts before $(0.28) – $(0.08) – $0.16 – $0.26 –

accounting costs $(0.23) $(0.05) $0.19 $0.30

Accounting costs1 $(0.05) – $(0.08) – $(0.08) - $(0.04) –

$(0.03) $(0.06) $(0.06) $(0.02)

Reported EPS Impacts $(0.31) – $(0.15) – $0.09 – $0.23 –

$(0.28) $(0.12) $0.11 $0.27

1 Subject to final determination at closing with final valuation.

Financial Summary

Significant achievable synergies Cash flow positive in 2007

Cash flows provide potential for continued dividend growth, share repurchase and debt retirement Earnings positive starting in 2008

No impact on credit metrics

SBC + AT&T

A Premier Provider for a New Era of Communications